SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002

                                  Serono S.A.
                    ----------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X       Form 40-F
               ------               -------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       -------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     ------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------


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GENSET                                                                    SERONO


Media Release



FOR  IMMEDIATE  RELEASE
-----------------------


                         RESULTS OF SERONO TENDER OFFER
                         -SERONO HOLDS 91.8% OF GENSET-


GENEVA,  SWITZERLAND  AND PARIS, FRANCE, NOVEMBER 8, 2002 - Serono S.A. (Virt-x:
SEO, NYSE: SRA) and Genset S.A. (Euroclear: 5433) announced that, following its subsequent offering period, Serono holds 91.8% of the capital and voting rights of Genset, which successfully concludes the tender offer for Genset by Serono.

In a press release issued this morning, the Conseil des Marches Financiers (CMF) indicated that Serono France Holding S.A. holds:
     - 7,557,702 Genset shares, representing 91.8% of the 8,232,350 shares outstanding;
     - 515,931 Genset bonds convertible or exchangeable into new or existing shares (OCEANEs), representing 98.8% of the 522,223 OCEANEs outstanding;
     -    all the warrants outstanding.

Serono France Holding S.A. will continue to buy Genset shares on the Nouveau Marche at a price of franc 9.75 and will inform the market upon suspension of these purchases.


                                       ***


These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Serono's and Genset's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.


                                     -more-

ABOUT SERONO
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


ABOUT  GENSET
Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein in the metabolism field named
Famoxin, and are continuing their research with a view to discovering and developing other drugs. Genset's news releases are available on the Company's Web site at http://www.genset.fr.
               ---------------------


FOR MORE INFORMATION, PLEASE CONTACT:


SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:            INVESTOR RELATIONS:         IMAGE SEPT FRANCE :
Tel: +41-22-739 36 00       Tel: +41-22-739 36 01       Tel : + 33 1 53 70 74 68
Fax: +41-22-739 30 85       Fax: +41-22-739 30 22       Fax : + 33 1 53 70 74 80
http://www.serono.com       Reuters: SEOZ.VX / SRA.N
---------------------       Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:
Tel.  +1 781 681 2340
Fax:  +1 781 681 2935
http://www.seronousa.com
------------------------



GENSET                      BURNS MCCLELLAN
+331 55 04 59 00            +1 212 213 0006
Marc Vasseur                Media:  Justin Jackson
Chairman & CEO              Investors:  Jonathan M. Nugent


           GENSET is listed on the NOUVEAU MARCHE of the Paris Bourse
             Euroclear: 5433 - - Bloomberg: GNST FP - Reuters: GEN.F


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SERONO S.A.
                                    a Swiss corporation
                                    (Registrant)



November 8, 2002                    By:    /s/ Jacques Theurillat
                                           ------------------------------
                                    Name:  Jacques Theurillat
                                    Title: Deputy Chief Executive Officer


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